UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2010

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

.

BANCO SANTANDER (BRASIL) S.A.
Public-Held Company with Authorized Capital
Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001 -42
Company Registry Number (“NIRE”) 35.300.332.067

Notice to the Market

Banco Santander (Brasil) S.A., Banco do Brasil S.A. and Banco Bradesco S.A. hereby inform that on the date hereof they have executed a memorandum of understanding with the aim of consolidating the operations of their respective outdoor automated teller machines (the “Outdoor ATMs” - off-branch automatic teller machines), such as those installed in airports, gas stations, supermarkets, shopping centers, drugstores and bus terminals.

In the conclusion of this transaction, these banks intend to have a business model that will permit to its clients to use approximately eleven thousand Outdoor ATMs. This model would significantly increase the availability and penetration of the self-service network of each bank, and create efficiency gains when compared to the current manner that the ATM network is used by each bank.

The model contemplates the creation of a brand that will identify the consolidated network.

The memorandum of understanding is not binding. The banks intend to conclude the transaction in approximately five months.

Additional relevant information shall be disclosed to the market as the negotiations and decisions evolve.

São Paulo, SP, February 11, 2010

Carlos Alberto López Galán
Investor Relations Officer
Banco Santander (Brasil) S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 11, 2010

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antonio Martins de Araújo Filho
Marco Antonio Martins de Araújo Filho Executive Officer

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Director and Executive Vice President